Exhibit 99.1
Duoyuan Global Water Inc. Reports
Fourth Quarter and Full Year 2009 Financial Results
4Q09 Revenue Up 29.6% to RMB193.8 Million from the Prior Year Period
4Q09 Net Income Up 157.5% to RMB39.8 Million from the Prior Year Period
4Q09 Diluted Earnings per ADS of $0.27
Live Conference Call to be Held on Monday, March 8, 2010 at 8:00 AM U.S. Eastern Time
Beijing, China, March 8, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced unaudited financial results for the fourth quarter and full year of 2009.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased with the Company’s fourth quarter and full year financial results, which reflect increased demand across all three product lines, driven by our comprehensive and high quality product offering, our low cost manufacturing base, extensive distribution network and our focus on continually developing new products. We plan to launch 36 products throughout the remainder of this year. We are confident that our competitive strengths and formidable cash position enable us to capitalize on the compelling market opportunities at hand.”
Fourth Quarter 2009 Financial Highlights
•	Revenue increased 29.6% to RMB193.8 million ($28.4 million1) from RMB149.5 million in the prior year period.

•	Gross margin increased to 47.3% from 44.1% in the prior year period.

•	Operating income increased 114.5% to RMB55.0 million ($8.1 million) from RMB25.6 million in the prior year period.

•	Net income increased 157.5% to RMB39.8 million ($5.8 million) from RMB15.5 million in the comparable period of 2008.

•	Diluted earnings per ADS[2] was $0.27. Each ADS represents two of the Company’s ordinary shares.
Fourth Quarter 2009 Financial Performance
Fourth quarter 2009 revenue increased 29.6% to RMB193.8 million ($28.4 million) from RMB149.5 million in the comparable period of 2008, reflecting growth across all three product categories.
Revenue from wastewater treatment equipment increased 50.4%, to RMB78.6 million ($11.5 million) in the fourth quarter of 2009 compared to RMB52.3 million in the fourth quarter of 2008, due to increased demand for Duoyuan’s online testing equipment, ultraviolet shelving disinfection system, water decanter and sludge screw products.
Revenue from water purification equipment increased by 25.3% to RMB44.5 million ($6.5 million) in the fourth quarter of 2009 compared to RMB35.5 million in the prior year period, as the Company’s central water purifiers, industry pure water equipment and ozone generators continued to be well-received by the marketplace.
Revenue from circulating water treatment increased by 10.6% to RMB67.7 million ($9.9 million) in the fourth quarter of 2009 compared to RMB61.2 million in the fourth quarter of 2008, driven by increased demand for the Company’s circulating water central processors and electronic water conditioners.
Demand for the Company’s products increased across all three product lines, driven by the Company’s established distribution network, market recognition of the high quality, durability and effectiveness of its products as well as the success of the Company’s promotion and marketing strategies.
Demand for the Company’s wastewater treatment equipment continued to outpace demand for circulating water treatment equipment and water purification equipment due to intensified government efforts to monitor wastewater discharge.

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter/year ended December 31, 2009, were made at the noon buying rate of RMB6.8259 to USD1.00 on December 31, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Duoyuan Global Water makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

2.	American Depositary Shares, which are traded on the New York Stock Exchange, are equivalent to ordinary shares at a ratio of 1:2.

For the fourth quarter of 2009, gross profit increased by 39.1% to RMB91.7 million ($13.4 million) from RMB65.9 million in the prior year period. Gross margin for the fourth quarter of 2009 was 47.3%, compared to 44.1% in the fourth quarter of 2008, and 49.5% in the third quarter of 2009. The fluctuation of gross margin reflected the fluctuation of raw material costs as well as increased depreciation expenses associated with the Company’s continuous investments in manufacturing facilities, which amounted to approximately $5.0 million in 2009.
Operating income increased by 114.5% to RMB55.0 million ($8.1 million) in the fourth quarter of 2009 from RMB25.6 million in the comparable period of 2008. Operating margin was 28.4% in the fourth quarter of 2009, up from 17.1% in the prior year period. Selling expenses, up 153.6% to RMB27.4 million ($4.0 million), reflected approximately RMB15.6 million ($2.3 million) of TV advertising expenses in the fourth quarter of 2009. As the Company continues to invest in its brand, it expects to incur similar levels of TV advertising expense in the first and second quarters of 2010. Excluding a one-time cost of approximately RMB20.5 million in the fourth quarter of 2008 associated with the Company’s initial public offering, general and administrative expenses increased by 10.5% to RMB4.7 million ($0.7 million) in the fourth quarter of 2009 from RMB4.2 million in the fourth quarter of 2008.
Provision for income taxes in the fourth quarter of 2009 increased to RMB15.4 million ($2.3 million), an effective tax rate of 27.9%, from RMB9.9 million in the prior year period. Compared to an effective tax rate of 39.0% in the fourth quarter of 2008, the decrease resulted from public offering related expenses of RMB20.5 million that were not tax deductible in 2008. Compared to an effective tax rate of 23.4% in the third quarter of 2009, the increase was attributable to certain expenses that were not deductible from the Company’s income subject to taxes in the fourth quarter of 2009.
Net income increased 157.5% to RMB39.8 million ($5.8 million) in the fourth quarter of 2009, from RMB15.5 million in the prior year’s fourth quarter. Diluted earnings per share was RMB0.91 ($0.13) in the fourth quarter of 2009, compared to RMB0.52 in the fourth quarter of 2008. Diluted earnings per ADS was RMB1.81 ($0.27) in the fourth quarter of 2009, compared to RMB1.03 per ADS in the prior period.
The Company had approximately 43.9 million weighted average number of diluted shares outstanding as of December 31, 2009, compared to 30.0 million weighted average number of diluted shares outstanding as of December 31, 2008.
As of December 31, 2009, the Company had cash and bank deposits of RMB918.7 million ($134.6 million), compared to RMB937.2 million as of September 30, 2009. Cashflow provided by operating activities for the year ended December 31, 2009 was approximately RMB154.7 million ($22.7 million), compared to approximately RMB241.7 million in the prior year period.
Full Year 2009 Financial Performance
For the year ended December 31, 2009, revenue increased 32.2% to RMB783.4 million ($114.8 million) from RMB592.7 million for the year ended December 31, 2008. During this same period, gross profit increased by 41.9% to RMB377.2 million ($55.3 million) from RMB265.9 million. Operating income increased 6.5% to RMB188.1 million ($27.6 million) from RMB176.7 million in 2008. Excluding share-based compensation of approximately RMB91.3 million ($13.4 million), or $0.36 per diluted share, non-GAAP operating income increased 58.2% to RMB279.4 million ($40.9 million) from RMB176.7 million in the prior year. Non-GAAP net income increased 55.7% to RMB208.3 million ($30.5 million), or RMB 5.62 ($0.82) per diluted share, from RMB133.8 million, or RMB4.46 per diluted share, in the prior year. Non-GAAP net income per ADS was RMB11.24 ($1.65) for the full year of 2009, up from RMB8.92 in 2008. Weighted average number of diluted shares outstanding was approximately 37.1 million in 2009, up from 30.0 million in 2008.
Please refer to the non-GAAP presentation provided below for a year over year comparison excluding non-cash share-based compensation expense.
Follow-On Offering and Expansion Plan
On February 2, 2010, Duoyuan completed a follow-on public offering of 2,760,000 ADSs representing 5,5200,000 ordinary shares at a price of $29.50 per ADS. The net proceeds to the Company from this offering, after deducting underwriting discounts, commissions and offering expenses, totaled $76.8 million.
Mr. Stephen C. Park, the Chief Financial Officer of Duoyuan, stated, “We are excited to move forward into 2010 in a highly flexible financial position. As demand continues to increase for water treatment equipment driven by stringent government regulations and the ongoing need for advanced water treatment equipment for commercial, industrial and residential uses, we believe we are well-positioned to capture the growing market opportunities.”
“We intend to use the proceeds to continue to expand our manufacturing facilities, to increase in-house production of key components used in existing or new product offerings, and to launch new products. The final phase of our Langfang expansion project is expected to be completed and fully operational by the end of the second quarter of 2010. We will also break ground in March this year on a new facility in Daxing, Beijing, where our headquarters are located, to address the growing demand for our products in 2011 and beyond.”
“Additionally, we remain focused on enhancing our R&D capabilities, evidenced by our plan to build a new R&D center in the third quarter of this year. We look forward to executing our near-term growth strategies with a considerably strong cash position.”
Financial Outlook
Mr. Stephen C. Park concluded, “As we move forward into 2010, our competitive position remains strong and we are poised for future growth supported by our trusted brand name and vast distribution network. With this in mind, we expect to generate revenue of approximately RMB157 million in the first quarter of 2010.”
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
The Company will host a conference call on Monday, March 8, 2010 at 8:00 AM U.S. Eastern Time to discuss fourth quarter and full year 2009 results. Listeners may access the call by dialing:

United States:	1-877-789-3909
International:	1-706-758-5161
Hong Kong:	852-3011-4522
United Kingdon:	44-203-107-0289
Conference ID:	56632732
A telephone replay will be available beginning two hours after the conclusion of the call and will be available through March 15, 2010. Listeners may access the replay by dialing:

United States:	1-706-645-9291
Conference ID:	56632732
Preregistration and a webcast of the conference call will also be available through the Company’s website at www.duoyuan-hq.com.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address the key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: circulating water treatment, water purification and wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Contact Information
Integrated Corporate Relations, Inc.
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wei-Jung Yang or Wen Lei Zheng: 86-10-6599-7968

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2008	2009	2009
	(AUDITED)	(UNAUDITED)	(UNAUDITED)
	RMB	RMB	US$
A S S E T S

CURRENT ASSETS:
Cash	198,518,061	918,667,261	$134,585,514
Accounts receivable	137,549,786	197,087,701	28,873,511
Inventories, net of reserve for obsolescence	46,726,339	33,419,900	4,896,043
Other receivables	46,500	676,376	99,089
Other current assets	645,376	1,344,702	197,000
Deposits	9,990,000	5,605,530	821,215

Total current assets	393,476,062	1,156,801,470	169,472,372

PLANT AND EQUIPMENT, net	117,681,359	144,755,275	21,206,768

OTHER ASSETS:
Prepaid leases	22,481,491	21,957,806	3,216,837
Deposits — long term	—	44,378,173	6,501,439
Deferred tax assets	4,446,899	4,694,347	687,726

Total other assets	26,928,390	71,030,326	10,406,002

Total assets	538,085,811	1,372,587,071	$201,085,142

L I A B I L I T I E S A N D S H A R E H O L D E R S’ E Q U I T Y

CURRENT LIABILITIES:
Notes payable	20,000,000	20,000,000	$2,930,017
Accounts payable	38,696,788	27,913,596	4,089,365
Other payables	24,927,232	19,722,465	2,889,357
Income taxes payable	10,768,521	15,423,292	2,259,525

Total current liabilities	94,392,541	83,059,353	12,168,264

SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.000033 par value: Authorized shares — 1,500,000,000; Issued and outstanding — 30,000,000 shares at December 31, 2008 and 43,702,631 shares at December 31, 2009	7,295	10,384	1,521
Additional paid-in capital	132,455,705	861,292,062	126,180,000
Statutory reserves	36,413,141	57,319,979	8,397,424
Retained earnings	274,817,129	370,905,293	54,337,933

Total shareholders’ equity	443,693,270	1,289,527,718	188,916,878

Total liabilities and shareholders’ equity	538,085,811	1,372,587,071	$201,085,142

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	THREE MONTHS ENDED DECEMBER 31,			YEAR ENDED DECEMBER 31,
	2008	2009	2009	2008	2009	2009
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(AUDITED)	(UNAUDITED)	(UNAUDITED)
	RMB	RMB	US$	RMB	RMB	US$

REVENUE	149,530,768	193,832,362	$28,396,602	592,699,273	783,411,447	$114,770,425

COST OF REVENUE	83,613,885	102,115,646	14,960,027	326,808,954	406,177,153	59,505,289

GROSS PROFIT	65,916,883	91,716,716	13,436,575	265,890,319	377,234,294	55,265,136

RESEARCH AND DEVELOPMENT EXPENSES	4,775,876	4,703,729	689,100	16,370,230	18,386,436	2,693,628

SELLING EXPENSES	10,798,612	27,382,816	4,011,605	37,076,066	68,873,210	10,089,982

GENERAL AND ADMINISTRATIVE EXPENSES	24,722,835	4,675,183	684,918	35,791,561	101,837,126	14,919,223

OPERATING INCOME	25,619,560	54,954,988	8,050,952	176,652,462	188,137,522	27,562,303

INTEREST EXPENSE	(529,995)	(295,295)	(43,261)	(3,117,818)	(1,218,745)	(178,547)

OTHER INCOME	258,041	541,589	79,343	1,278,478	1,346,863	197,316

LOSS FROM SALE OF PROPERTY	(11,265)	—	—	(3,215,744)	—	—

INCOME BEFORE INCOME TAXES	25,336,341	55,201,282	8,087,034	171,597,378	188,265,640	27,581,072

PROVISION FOR INCOME TAXES	9,879,107	15,401,879	2,256,388	37,830,516	71,270,638	10,441,207

NET INCOME	15,457,234	39,799,403	5,830,646	133,766,862	116,995,002	17,139,865

Earnings per share:
Basic	0.52	0.91	$0.13	4.46	3.16	$0.46
Diluted	0.52	0.91	$0.13	4.46	3.16	$0.46

Earnings per ADS:
Basic	1.03	1.82	$0.27	8.92	6.33	$0.93
Diluted	1.03	1.81	$0.27	8.92	6.31	$0.92

Weighted average number of shares outstanding:
Basic	30,000,000	43,702,631	43,702,631	30,000,000	36,982,711	36,982,711
Diluted	30,000,000	43,859,804	43,859,804	30,000,000	37,064,864	37,064,864

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NON-GAAP CONSOLIDATED STATEMENTS OF INCOME

	THREE MONTHS ENDED DECEMBER 31,			YEAR ENDED DECEMBER 31,
	2008	2009	2009	2008	2009	2009
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	RMB	RMB	US$	RMB	RMB	US$

REVENUE	149,530,768	193,832,362	$28,396,602	592,699,273	783,411,447	$114,770,425

COST OF REVENUE	83,613,885	102,115,646	14,960,027	326,808,954	404,802,480	59,303,898

GROSS PROFIT	65,916,883	91,716,716	13,436,575	265,890,319	378,608,967	55,466,527

RESEARCH AND DEVELOPMENT EXPENSES	4,775,876	4,703,729	689,100	16,370,230	18,386,436	2,693,628

SELLING EXPENSES	10,798,612	27,382,816	4,011,605	37,076,066	64,888,294	9,506,189

GENERAL AND ADMINISTRATIVE EXPENSES	24,722,835	4,974,113	728,712	35,791,561	15,940,302	2,335,268

OPERATING INCOME	25,619,560	54,656,058	8,007,158	176,652,462	279,393,935	40,931,442

INTEREST EXPENSE	(529,995)	(295,295)	(43,261)	(3,117,818)	(1,218,745)	(178,547)

OTHER INCOME	258,041	541,589	79,343	1,278,478	1,346,863	197,316

LOSS FROM SALE OF PROPERTY	(11,265)	—	—	(3,215,744)	—	—

INCOME BEFORE INCOME TAXES	25,336,341	54,902,352	8,043,240	171,597,378	279,522,053	40,950,211

PROVISION FOR INCOME TAXES	9,879,107	15,401,879	2,256,388	37,830,516	71,270,638	10,441,207

NET INCOME	15,457,234	39,500,473	$5,786,852	133,766,862	208,251,415	$30,509,004

Earnings per share:
Basic	0.52	0.90	$0.13	4.46	5.63	$0.82
Diluted	0.52	0.90	$0.13	4.46	5.62	$0.82

Earnings per ADS:
Basic	1.03	1.81	$0.26	8.92	11.26	$1.65
Diluted	1.03	1.80	$0.26	8.92	11.24	$1.65

Weighted average number of shares outstanding:
Basic	30,000,000	43,702,631	43,702,631	30,000,000	36,982,711	36,982,711
Diluted	30,000,000	43,859,804	43,859,804	30,000,000	37,064,864	37,064,864

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS OF INCOME

	THREE MONTHS ENDED DECEMBER 31,			YEAR ENDED DECEMBER 31,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

GAAP NET INCOME	15,457,234	39,799,403	$5,830,645	133,766,862	116,995,002	$17,139,865
Share-based compensation	—	(298,930)	(43,793)	—	91,256,413	13,369,140

NON-GAAP NET INCOME	15,457,234	39,500,473	$5,786,852	133,766,862	208,251,415	$30,509,005

GAAP Earnings per share — diluted	0.52	0.91	$0.13	4.46	3.16	$0.46
Share-based compensation	—	(0.01)	(0.00)	—	2.46	0.36

NON-GAAP Earnings per share — diluted	0.52	0.90	$0.13	4.46	5.62	$0.82

GAAP Earnings per ADS — diluted	1.03	1.81	$0.27	8.92	6.31	$0.92
Share-based compensation	—	(0.01)	(0.01)	—	4.93	0.73

NON-GAAP Earnings per ADS — diluted	1.03	1.80	$0.26	8.92	11.24	$1.65

Weighted average number of shares outstanding — diluted	30,000,000	43,859,804	43,859,804	30,000,000	37,064,864	37,064,864